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As filed with the Securities and                               File No. 1-13895
Exchange Commission on April 28, 1998





                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549


                                    FORM 8-A
                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                                    Conectiv
             (exact name of registrant as specified in its charter)

Delaware                                                         51-0377417
(State of Incorporation)                                 (IRS Employer No.)


                   800 King Street, Wilmington, Delaware 19899
           (Address of Principal Executive offices including Zip Code)



If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), please check the following box. /X/

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), please check the following box. / /


        Securities to be registered pursuant to Section 12(b) of the Act

                                                                          Name of each exchange on
    Title of each class to be so registered                         which each class is to be registered
       Preferred Stock Purchase Rights                                    New York Stock Exchange


        Securities to be registered pursuant to Section 12(g) of the Act

                                      None
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Item 1. Description of Registrant's Securities to be Registered

                  On April 23, 1998, the Board of Directors of Conectiv (the "Company") declared a dividend of one Right (a "Company Common Right") for each outstanding share of Common Stock, par value $.01 per share (the "Company Common Stock"), and one Right (a "Class A Common Right,") for each outstanding share of Class A Common Stock, par value $.01 per share (the "Class A Common Stock") in each case payable to stockholders of record as of the close business on May 11, 1998 (the "Record Date") and for each share of Company Common Stock and Class A Common Stock issued (including shares distributed from Treasury) by the Company thereafter and prior to the Distribution Date (as defined below). The Company Common Rights and the Class A Common Rights are hereinafter referred to as "Rights".

                  Prior to the Distribution Date, the Rights will be evidenced by the certificates representing shares of outstanding Company Common Stock or Class A Common Stock to which they are attached, and no separate Rights Certificates will be distributed. Until the Distribution Date, (i) the Rights will be transferred with and only with such Company Common Stock certificates or Class A Common Stock certificates, (ii) new Company Common Stock certificates or Class A Common Stock certificates issued after the Record Date (including shares distributed from Treasury) will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock or Class A Common Stock will also constitute the transfer of the Rights associated with either the Company Common Stock or the Class A Common Stock represented by such certificates.

                  As soon as practicable after the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each holder of record of Company Common Stock or Class A Common Stock as of the close of business on the Distribution Date and thereafter the separate Rights Certificates alone will represent the Company Common Rights or the Class A Common Rights. The "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or such subsidiary) (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of an aggregate of 15% or more of the total voting power represented by all the then outstanding shares of Company Common Stock, Class A Common Stock and other voting securities of the Company (the "Voting Securities"), and (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning an aggregate of 15% or more of the total voting power represented by all the then outstanding shares of Voting Securities.

                  Prior to the Distribution Date, the Rights are not exercisable. After the Distribution Date, each Company Common Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-hundredth of a share (a "Unit") of Series 1 Junior Preferred Stock, par value $.01 per share (the
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"Series 1 Preferred Stock"), at a purchase price of $65.00 per Unit, subject to adjustment and each Class A Common Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-hundredth of a share of Series 2 Junior Preferred Stock, par value $.01 per share (the "Series 2 Preferred Stock"), at a purchase price of $65.00 per Unit. The description and terms of the Rights are set forth in a Rights Agreement between the Company and Conectiv Resource Partners, Inc. as Rights Agent (the "Rights Agreement"), a copy of which is attached as an exhibit hereto and the description thereof is qualified in its entirety by reference thereto.

                  In the event that a person becomes an Acquiring Person, then each holder of a Company Common Right or a Class A Common Right (other than the Acquiring Person) will thereafter have the right to receive, upon exercise, Units of Series 1 or Series 2 Preferred Stock (or, in certain circumstances, cash, property, or other securities of the Company) having a value equal to two times the exercise price of the Company Common Right or the Class A Common Right. After any person has become an Acquiring Person, all Rights that are, or under certain circumstances specified in the Rights Agreement were, benefically owned by an Acquiring Person will become null and void.

                  In the event that, at any time after a person or group becomes an "Acquiring Person," (i) the Company is acquired in a merger or other business combination with another company and the Company is not the surviving corporation (other than a merger described in the preceding paragraph), (ii) another company consolidates or merges with the Company and all or part of the Company Common Stock or Class A Common Stock is converted or exchanged for other securities, cash, or property, or (iii) 50% or more of the consolidated assets or earning power of the Company and its subsidiaries is sold or transferred to another company, each holder of a Company Common Right (except Rights that previously have been voided) shall thereafter have the right to receive, upon exercise, common stock or other equity interest of the ultimate parent of such other company having a value equal to two times the exercise price of the Company Common Right or the Class A Common Right.

                  At any time prior to such time as any person or group or affiliated or associated persons becomes an Acquiring Person, the Company's Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment in certain events) (the "Redemption Price"). In addition, prior to a Distribution Date and prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person, the Company may, in connection with the redemption or purchase by the Company of shares of Class A Common Stock in accordance with the applicable provisions of the Company's Restated Certificate of Incorporation, redeem the Class A Common Rights attached to the shares of Class A Common Stock so redeemed or purchased at a redemption price of $.01 per Right, subject to adjustment. Immediately upon the action of the Company's Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of such Rights will be to receive the Redemption Price.

                  At any time after any Person or group of affiliated or associated persons becomes an Acquiring Person and before any such person or group shall become the beneficial owner of 50% or more of the total voting power of the aggregate of all shares of Voting Securities then outstanding, the Board of Directors, at its option, may exchange each Right (other than Rights that previously have become void as described above) in whole or in part, at an exchange ratio of
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one Unit of Series 1 Preferred Stock per Company Common Right (subject to adjustment in certain events) or one Unit of Series 2 Preferred Stock per Class A Common Right (subject to adjustment in certain events).

                  Until the Rights are exercised, the holders thereof, as such, will have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Series 1 Preferred Stock or Series 2 Preferred Stock (or other consideration).

                  The Rights will expire at the Close of Business on the tenth anniversary date of the Rights Agreement unless earlier redeemed, exchanged or voided by the Company. Any of the provisions of the Rights Agreement may be amended without the approval of the holders of the Rights in order to cure any ambiguity, defect, inconsistency or to make any other changes that the Board may deem necessary or desirable. After any Person or group of affiliated or associated Persons becomes an Acquiring Person, the provisions of the Rights Agreement may not be amended in any manner that would adversely affect the interests of the holders of the Rights excluding the interests of any Acquiring Person.


Item 2.           Exhibits

                  Exhibit
                  Number                    Exhibit
                  ------                    -------
                  4.1                       Rights Agreement dated as of April 23, 1998 between
                                            Conectiv and Conectiv Resource Partners, Inc.(including a
                                            Form of Company Common Rights Certificate and Class A
                                            Common Rights Certificate as Exhibits A-1 and A-2
                                            thereto, a Summary of Rights to Purchase Series 1 Junior
                                            Preferred Stock and a Summary of Rights to Purchase
                                            Series 2 Junior Preferred Stock as Exhibits B-1 and B-2
                                            thereto and a Form of Certificate of Designation of Series 1
                                            Junior Preferred Stock and a Form of Certificate of
                                            Designation of Series 2 Junior Preferred Stock as Exhibits
                                            C-1 and C-2 thereto) (Incorporated by reference to the
                                            filing on Form 8-K dated April 23, 1998.)

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                                   Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on it behalf by the undersigned, thereto duly authorized.


                                                 Conectiv


                                                 By:  /s/ L. M. Walters
                                                      -----------------
                                                         Treasurer

                                                 Date: April 28, 1998